Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business Editors:
    Penn West Energy Trust announces the closing of a property acquisition, additional bank facilities and the pricing of a U.S. private placement of notes

    PENN WEST ENERGY TRUST (TSX - PWT.UN; NYSE - PWE) announces the closing of a property acquisition, additional bank facilities and pricing of a
    U.S. private placement of notes

    CALGARY, April 18 /CNW/ - Penn West Energy Trust ("Penn West") is pleased to announce it has closed the acquisition of oil and natural gas assets previously announced on February 9, 2007 (the "Acquisition"), has entered into additional bank credit facilities and has priced a proposed offering of notes to be issued on a private placement basis, primarily in the United States, with an aggregate principal amount of US $475 million.
    The Acquisition, which closed on April 11, 2007, was financed through
Penn West's existing syndicated credit facility and a new, $250 million unsecured, demand credit facility. The demand credit facility is priced at the same rates as Penn West's existing syndicated credit facility and expires on
December 31, 2008.
    The private placement consists of US $160 million of 5.68% notes due in
2015, US $155 million of 5.80% notes due in 2017, US $140 million of 5.90%
notes due in 2019 and US $20 million of 6.05% notes due in 2022. The notes will be unsecured and rank equally with Penn West's bank facilities. Subject to the completion of due diligence and the satisfaction of other customary closing conditions, the debt offering is expected to close on or about May 31,
2007. Penn West intends to use the proceeds of the notes to repay a portion of its outstanding bank debt under its credit facilities.
    The notes have not been and will not be registered under the United
States Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

    Penn West Energy Trust is a senior oil and natural gas energy trust based in Calgary, Alberta that trades on the Toronto Stock Exchange under the symbol
PWT.UN and on the New York Stock Exchange under the symbol PWE.

    Forward looking statements

    In the interest of providing Penn West's unitholders and potential investors with information regarding Penn West, including management's assessment of Penn West's future plans and operations, certain statements contained in this document constitute forward-looking statements or information (collectively "forward-looking statements") within the meaning of the "safe harbour" provisions of applicable securities legislation.
Forward-looking statements are typically identified by words such as
"anticipate", "continue", "estimate", "expect", "forecast", "may", "will",
"project", "could", "plan", "intend", "should", "believe", "outlook",
"potential", "target" and similar words suggesting future events or future performance. In addition, statements relating to "reserves" or "resources" are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. In particular, this document contains forward-looking statements pertaining to, without limitation, the offering size, terms and closing date of the proposed debt offering.
    With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things: investor demand for Penn
West's notes; the successful completion of due diligence; future oil and natural gas prices and differentials between light, medium and heavy oil prices; future oil and natural gas production levels; future exchange rates;
our ability to obtain financing on acceptable terms; and our ability to obtain all necessary approvals.
    Although Penn West believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur.
By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause Penn West's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility in market prices for oil and natural gas; general economic conditions in Canada, the U.S. and globally; industry conditions, including fluctuations in the price of oil and natural gas; royalties payable in respect of Penn West's oil and natural gas production; changes in government regulation of the oil and natural gas industry, including environmental regulation; fluctuations in foreign exchange or interest rates; unanticipated operating events that can reduce production or cause production to be shut-in or delayed; OPEC's ability to control production and balance global supply and demand of crude oil at desired price levels; political uncertainty, including the risks of hostilities, in the petroleum producing regions of the world; the need to obtain required approvals from regulatory authorities from time to time; failure to realize the anticipated benefits of acquisitions, including the merger with Petrofund Energy Trust and the Acquisition; and the other factors described in Penn West's public filings (including our Annual
Information Form) available in Canada at www.sedar.com and in the United
States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.
    The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, Penn West does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

    %SEDAR: 00022266E          %CIK: 0001334388

    /For further information: PENN WEST ENERGY TRUST, Suite 2200, 425 - First
Street S.W., Calgary, Alberta, T2P 3L8, Website: www.pennwest.com, Toll-free:
1-866-693-2707, Phone: (403) 777-2500, Fax: (403) 777-2699; Investor
Relations: William Andrew, President and CEO, Phone (403) 777-2502, Toll-free:
1-888-770-2633, E-mail: investor_relations(at)pennwest.com/
    (PWT.UN. PWE)

CO:  Penn West Energy Trust

CNW 17:10e 18-APR-07